UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

May 6, 2008

PRESS RELEASE

CONSOLIDATED REVENUE AT MARCH 31, 2008

(Unaudited IFRS data)

Strong growth in business activity

Consolidated revenue up 18.9% at constant exchange rates

(up 16.6% at current exchange rates)

of which 11% organic revenue growth

Cash flow from operations up 9.8% at constant exchange rates

Operating income up 9.0% at constant exchange rates

VEOLIA ENVIRONNEMENT

At March 31, 2008 (€m)	At March 31, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
9,085.6	7,795.1	16.6%	11.0%	7.9%	-2.3%

Veolia Environnement’s consolidated revenue rose 16.6% (18.9% at constant exchange rates) to €9,085.6 million in the quarter ended March 31, 2008, compared with €7,795.1 million in the quarter ended March 31, 2007. Organic growth was 11.0%, led by the company's strong commercial performance and boosted by the start-up of construction contracts in the Water business. The rise in energy prices contributed €147 million to the increase in revenue in the Energy business.

External growth of 7.9% resulted, in particular, from the acquisitions made by Veolia Environmental Services (the waste management division) in Germany, Italy and France (total revenue contribution of €333 million), by Veolia Energy in the United States (€113 million) and by Veolia Water mainly in the United Kingdom and Japan (total revenue contribution of approximately €100 million).

The share of revenue recorded outside France totaled €5,122.8 million in the first quarter of 2008, or 56.4% of the total compared with 53.3% in the first quarter of 2007.

The negative impact of currency fluctuations of €182 million primarily reflected the depreciation in the US dollar and the pound sterling in the UK against the euro, for a nearly equivalent amount.

Water

At March 31, 2008 (€m)	At March 31, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
2,870.0	2,493.1	15.1%	12.9%	4.0%	-1.8%

•	In France, organic growth was 5.1%(1) supported by a wider offering of services and strong growth in the engineering works business.

•

Outside France, excluding Veolia Water Solutions & Technologies, revenue grew 16.9% (up 12.4% at constant scope and exchange rates). In Europe, growth of 8.6% included the new non-regulated activities in the Water business in the United Kingdom. Growth was also boosted by performances in the Africa/Middle East region where revenue increased by nearly 16% at constant exchange rates, in particular due to the BOT contract in Oman Sûr. In Asia-Pacific, the very strong revenue growth of nearly 50% at constant scope and exchange rates, was driven to a large extent by the start-up of new contracts in China (Lanzhou, Haikou, etc.) as well as growth in volumes and the expansion of the Shenzen concession. In Australia, the Gold Coast contract as well as the desalination contract in Sydney also contributed to this growth.

Veolia Water Solutions & Technologies reported revenue of €495.1 million, an increase of 26.4% at constant scope and exchange rates, largely due to continued robust growth in the “Design and Build” business for municipal and industrial customers, which experienced continued solid growth, in particular in the Middle East.

Operating income and cash flow from operations in the Water business continued to increase. This increase takes into account the more rapid growth in the engineering and construction service business, which has a lower operating margin and is less capital intensive than other businesses. In France, productivity improvement efforts, the development of new services and the good level of activity in the works business contributed to the increase in operating income despite a slight decline in volumes delivered. Veolia Water Solutions & Technologies posted a further improvement in its margin and its operating income because of the start-up of new contracts in the Middle East. Lastly, the improvement in the operations in Gabon also contributed to the growth in operating income.

Environmental Services (Waste Management)

At March 31, 2008 (€m)	At March 31, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
2,415.9	2,033.3	18.8%	7.7%	16.4%	-5.3%

•

In France, revenue rose 12.3% (7.8% at constant scope and exchange rates) as a result of the solid business levels in both the treatment of non-hazardous household and industrial waste (new contracts in the incineration business) and the sorting, recycling and trading of used paper, as well as the acquisition of Bartin Recycling Group completed in February of 2008.

(1) Excluding subsidiaries and foreign works companies.

•

Outside France, all geographic regions contributed to the 7.6% organic growth. In North America, continued solid growth of 8.6% at constant scope and exchange rates was driven by an improved trend in pricing which more than offset a slight decline in volumes in solid waste, a strong level of business activity in industrial services and new contracts in the incineration business. Organic growth was also strong in the United Kingdom with, in particular, the impact of new integrated contracts. In Asia, the development of recent contracts made a significant contribution to the 8.6% organic revenue growth in operations. Lastly, in the Pacific region, the 21.3% growth (15.4% at constant scope and exchange rates) resulted from a substantial increase in the waste collection and treatment business (residual waste landfills).

The 16.4% external growth primarily reflected the acquisition of Sulo in Germany (consolidated since July 2, 2007), the activities of Bartin Recycling Group in France and VSA Tecnitalia (ex-TMT) in Italy.

Despite the negative impact of currency effects, growth in cash flow from operations benefited from the good contribution of business in North America and the United Kingdom as well as acquisitions. Despite the additional amortization linked to acquisitions made in 2007, a satisfactory increase in operating income at constant exchange rates was recorded, reflecting the good performance of the business as a whole.

Energy Services

At March 31, 2008 (€m)	At March 31, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
2,377.7	1,955.6	21.6%	13.7%	7.9%	0.0%

•	Revenue grew 21.6%, in particular due to the futher rise in energy prices (€147 total contribution) and the acquisition of Thermal North America Inc. at the end of 2007 in the United States.

•	In France, revenue rose 14.7%, against a backdrop of more favorable weather conditions, despite average temperatures during the 2008 winter remaining above their thirty-year average.

•	Outside France, total growth in revenue amounted to 32.3%, of which 13% at constant scope and exchange rates.

•

The 7.9% external growth primarily reflected the acquisition of Thermal North America Inc. in the United States at the end of 2007 as well as, to a lesser extent, acquisitions of smaller companies in Central Europe.

Cash flow from operations and operating income increased in the first quarter of 2008 reflecting the positive impact of the rise in energy prices, the slightly more favorable weather conditions as well as the consolidation of the TNAI acquisition.

Transportation

At March 31, 2008 (€m)	At March 31, 2007 (€m)	% change 2008/2007	Of which organic growth	Of which external growth	Of which currency effect
1,422.0	1,313.1	8.3%	8.4%	2.2%	-2.3%

•	Revenue in France grew 5.7% at a constant consolidation scope, led by the ongoing increase in business in urban and interurban networks.
•

Outside France, revenue grew 9.7% (up 10.1% at constant scope and exchange rates) and reflected the full impact of the division’s development in North America, in Germany (new contracts) as well as robust growth in the Australian business.

The operating income, which traditionally has a lower contribution in the first quarter of the year, benefited from the significant recovery in operating income in Germany and the good contribution of other Central European countries and Australia. These elements partially offset the negative impact of the increase in fuel prices, the increase in social costs in France and the difficulties encountered with certain contracts in the Netherlands.

Consolidated operating income increased to €701.2 million in the first quarter of 2008 compared with €654.8 million in the first quarter of 2007, a 7.1% increase at current exchange rates. Consolidated operating income increased 9.0% at constant exchange rates. In addition, as was the case in the second half of 2007, operating income includes the increase in the non-cash amortization of intangibles linked to recent acquisitions.

Consolidated cash flow from operations totaled €1,137.5 million in the first quarter of 2008 versus €1,057.2 million in the first quarter of 2007, up 7.6% at current exchange rates. Currency effects (impact of the US dollar and the pound sterling) strongly impacted the conversion into euros of the results achieved in North America and the United Kingdom.

At constant exchange rates, consolidated cash flow from operations grew 9.8%.

Net financial debt (1) was €15.6 billion as of March 31, 2008, compared with €15.1 billion at December 31, 2007. This increase reflected the combined effects of a traditionally higher level of working capital requirements in the first quarter and the company’s continued investments in large projects (BOT contract in Oman Sûr) in the Water business, as well as the acquisition of Bartin Recycling Group in France and various smaller companies in the waste management business and Praterm (an operator of heating networks) in Poland in the Energy business.

Despite a less stable economic environment, the growth in business and the trend in results reported at the end of March, as well as the strengthened operational management measures put into place, enable the company to confirm its annual growth and profitability objectives.

(1)	Gross financial debt (long-term and short-term debt and bank overdrafts) net of cash and equivalents and excluding the revaluation of derivative treasury instruments.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

The conference call for the first quarter will be held on

May 6, 2008 at 8:30 (CET)

To access the call, please dial

+33 (0)1 72 28 08 88

or

+ 44 (0)161 601 8912

A replay of the call will be available from May 6th through 13th, 2008

N° - France	+33 (0)1 72 28 01 39
N° - UK	+44 (0)207 075 3214
N° - USA	+1 866 828 2261

(Code 219412#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2008

By:	/s/ Alain Tchernonog Name: Alain Tchernonog Title: General Secretary